09059036

AB 3/10

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 12645

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: COUNTRY Capital Management Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1705 Towanda Avenue
(No. and Street)

Bloomington	Illinois	61701
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter J. Borowski 309-821-3312
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *if individual, state last, first, middle name*)

233 S. Wacker Drive	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter J. Borowski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of COUNTRY Capital Management Company, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
Mary Brougher
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires May 19, 2009

Mary Brougher
Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COUNTRY Capital Management Company

Financial Statements
and Supplementary Information

Years Ended December 31, 2008 and 2007

Contents

Report of Independent Registered Public Accounting Firm

The Board of Directors
COUNTRY Capital Management Company

We have audited the accompanying statements of financial condition of COUNTRY Capital Management Company (COUNTRY Capital) (a wholly owned subsidiary of COUNTRY Life Insurance Company®) as of December 31, 2008 and 2007, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of COUNTRY Capital's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of COUNTRY Capital's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of COUNTRY Capital's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of COUNTRY Capital Management Company at December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the 2008 basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the 2008 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP
Ernst + Young LLP

Chicago, Illinois
February 23, 2009

0808-0976928

COUNTRY Capital Management Company

Statements of Financial Condition

	December 31 2008	December 31 2007
Assets		
Cash and cash equivalents	**$ 1,015,962**	$ 1,118,553
Fixed income securities, at fair value *(Note 3)*	**552,414**	–
Accounts receivable	**34,630**	73,242
Interest receivable	**5,343**	–
Due from affiliates	**53,981**	84,169
Income taxes recoverable	**85,645**	439,335
Total assets	**$ 1,747,975**	$ 1,715,299
Liabilities		
Accounts payable and accrued expenses	**$ 45,777**	$ 101,123
Due to affiliates	**531,430**	518,645
Deferred tax liability	**4,535**	–
Total liabilities	**581,742**	619,768
Stockholder's equity:		
Preferred stock, par value $100 per share:		
Authorized – 10,000 shares; issued and outstanding – None	–	–
Common stock, stated value $50 per share:		
Authorized, issued, and outstanding – 10,000 shares	**500,000**	500,000
Retained earnings	**666,233**	595,531
Total stockholder's equity	**1,166,233**	1,095,531
Total liabilities and stockholder's equity	**$ 1,747,975**	$ 1,715,299

See accompanying notes.

COUNTRY Capital Management Company

Statements of Income

	Year Ended December 31 2008	2007
Revenues		
Marketing fees:		
Insurance sales	$ **829,621**	$ 1,331,017
Mutual fund sales	**668,745**	1,108,282
College savings plans	**55,900**	55,590
Service fees from parent	**3,000,000**	3,240,000
Investment income	**40,781**	46,796
Change in unrealized gain on securities	**11,423**	122
Total revenues	**4,606,470**	5,781,807
Expenses		
Commission expense:		
Insurance sales	**618,342**	974,657
Mutual fund sales	**437,936**	707,609
College savings plans	**27,318**	26,026
General management services *(Note 5)*	**3,369,793**	3,383,839
Professional services	**6,754**	26,658
Dues and assessments	**5,693**	4,061
Other	**24,307**	23,317
Total expenses	**4,490,143**	5,146,167
Income before income taxes	**116,327**	635,640
Income taxes *(Note 6)* :		
Current expense	**41,090**	24,945
Deferred expense	**4,535**	–
	45,625	24,945
Net income	$ **70,702**	$ 610,695

See accompanying notes.

COUNTRY Capital Management Company

Statements of Changes in Stockholder's Equity

	Common Stock	Preferred Stock	Retained Earnings (Accumulated Deficit)	Total
Balance, December 31, 2006	$ 500,000	$ –	$ (15,164)	$ 484,836
Net income	–	–	610,695	610,695
Balance, December 31, 2007	500,000	–	595,531	1,095,531
Net income	–	–	70,702	70,702
Balance, December 31, 2008	$ 500,000	$ –	$ 666,233	$ 1,166,233

See accompanying notes.

COUNTRY Capital Management Company

Statements of Cash Flows

	Year Ended December 31	
	2008	2007
Operating activities		
Net income	$ 70,702	$ 610,695
Adjustments to reconcile net income to net cash provided by operating activities:		
Unrealized gain on securities	(11,423)	(122)
Amortization	(609)	(18)
Decrease in due from affiliates	30,187	76,815
Decrease in accounts receivable	38,612	2,097
(Increase) decrease in interest receivable	(5,343)	6,612
(Increase) decrease in income taxes recoverable	353,692	(435,095)
Increase (decrease) in accounts payable and accrued expenses	(55,347)	5,269
Increase in due to affiliates	12,786	86,453
Increase in income taxes payable	4,535	–
Net cash provided by operating activities	437,792	352,706
Investing activities		
Proceeds from maturities of investments	–	350,000
Purchase of securities	(540,383)	–
Net cash (used in) provided by investing activities	(540,383)	350,000
Increase (decrease) in cash and cash equivalents	(102,591)	702,706
Cash and cash equivalents at beginning of year	1,118,553	415,847
Cash and cash equivalents at end of year	$ 1,015,962	$ 1,118,553

See accompanying notes.

1. Nature of Operations and Organization

Organization and Operations

COUNTRY Capital Management Company (COUNTRY Capital) is a wholly owned subsidiary of COUNTRY Life Insurance Company® (COUNTRY Life), which is a wholly owned subsidiary of the Illinois Agricultural Holding Co., which, in turn, is a subsidiary of the Illinois Agricultural Association.

COUNTRY Capital's primary business is to serve as a broker-dealer of mutual funds, variable annuities, variable universal life insurance, and college savings plans for the agents of COUNTRY® Financial (COUNTRY). Marketing fees from variable annuity and variable universal life insurance products represented approximately 18% and 23% of total revenues in 2008 and 2007, respectively. Marketing fees from mutual funds represented approximately 15% and 19% of total revenues in 2008 and 2007, respectively, and are generated through the sales of mutual funds offered by unaffiliated brokers and by COUNTRY Trust Bank, a wholly owned subsidiary of COUNTRY Life. Marketing fees from sales of college savings plans represented 1% of total revenues in both 2008 and 2007. Although COUNTRY Capital is registered in 27 states, its principal market is Illinois.

COUNTRY Capital is party to a service agreement with COUNTRY Life in recognition of the benefits provided to COUNTRY Life's agency force by the availability of compliant registered insurance and financial products. Under the terms of the service agreement, COUNTRY Life paid COUNTRY Capital an annual service fee of $3,000,000 and $3,240,000 in 2008 and 2007, respectively. The service fees generated under this agreement accounted for 65% and 56% of COUNTRY Capital's total revenues in 2008 and 2007, respectively.

2. Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP).

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Significant Accounting Policies (continued)

New Accounting Standards

The Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 157, *Fair Value Measurements*, which provides enhanced guidance for using fair value to measure assets and liabilities. SFAS No. 157 also requires expanded disclosure of the methods employed when assets and liabilities are measured and the effect the fair value measurement has on earnings. SFAS No. 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. COUNTRY Capital adopted SFAS No. 157 effective January 1, 2008, which did not have an impact on the financial statements.

The FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*. SFAS No. 159 allows entities to voluntarily choose, at specified election dates, to measure many financial assets and financial liabilities at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company elected not to adopt the recognition provisions of SFAS No. 159 effective December 31, 2008.

Pending Accounting Pronouncements

The FASB Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes – an Interpretation of SFAS No. 109,* clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, *Accounting for Income Taxes*. The FASB recently finalized FIN 48-3, which will defer the effective date of FIN 48 for certain nonpublic entities. Accordingly, COUNTRY Capital has deferred FIN 48. COUNTRY Capital's accounting policy recognizes uncertain tax positions as a liability when it becomes probable the position will not be sustained and the amount can be reasonably estimated. COUNTRY Capital does not expect the adoption of FIN 48 to have a material effect on the financial position or operating results.

Investments

Investments are carried at fair market value. The valuation of these securities is based upon prices obtained from independent pricing services. Unrealized gains or losses are recognized on the statements of income.

2. Significant Accounting Policies (continued)

Cash and Cash Equivalents

Cash and cash equivalents include cash balances and investments with initial maturities of three months or less, including money market mutual funds. Money market mutual funds are valued based on the reported net asset value per share of the fund.

Marketing Fees

Marketing fees on insurance and mutual fund sales are recognized as revenue when the fees are earned by COUNTRY Capital.

3. Investments

The amortized cost and fair value of COUNTRY Capital's investments in fixed income securities at December 31, 2008, are as follows:

Issuer	Amortized Cost	Unrealized Gain	Unrealized Loss	Fair Value
Corporate bonds	$ 540,991	$ 11,423	$ –	$ 552,414

COUNTRY Capital did not have investments in fixed income securities at December 31, 2007.

The contractual maturities of fixed income securities at December 31, 2008, were as follows:

	2008	
	Amortized Cost	Fair Value
Due after one year through five years	$ 540,991	$ 552,414
Total securities	$ 540,991	$ 552,414

4. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, COUNTRY Capital is required to maintain a minimum amount of net capital equal to the greater of 6-2/3% of aggregate indebtedness or $5,000. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2008 and 2007, COUNTRY Capital had net capital of $1,018,216 and $472,160, respectively, and net capital requirements of $38,481 and $41,318, respectively. COUNTRY Capital's ratio of aggregate indebtedness to net capital was 0.57 to 1 and 1.31 to 1 at December 31, 2008 and 2007, respectively. The net capital rules may effectively restrict the payment of advances or cash dividends.

5. Related-Party Transactions

COUNTRY Capital is party to a service contract with CC Services, Inc. (CC Services), an affiliated company, whereby CC Services provides essentially all necessary management and operational services required to run COUNTRY Capital's business. The cost of services provided to COUNTRY Capital from CC Services totaled $3,268,055 and $3,279,518 in 2008 and 2007, respectively.

6. Income Taxes

COUNTRY Capital files its tax return on a separate company basis. The effective tax rate differs from the prevailing corporate tax rate due principally to the effect of state income taxes and the release of the deferred tax valuation allowance. Deferred income taxes result from the difference in the bases of investments for financial reporting and tax purposes.

The components of income tax expense for the years ended December 31, 2008 and 2007, are as follows:

	Federal	State	Total
2008			
Current	**$ 32,510**	**$ 8,580**	**$ 41,090**
Deferred	**3,998**	**537**	**4,535**
Income tax expense	**$ 36,508**	**$ 9,117**	**$ 45,625**
2007			
Current	$ 12,459	$ 12,486	$ 24,945
Deferred	–	–	–
Income tax expense	$ 12,459	$ 12,486	$ 24,945

6. Income Taxes (continued)

COUNTRY Capital has a deferred tax liability of $4,535 in 2008 due to the unrealized gain on securities. In 2007, COUNTRY Capital had a deferred tax asset of $1,200 offset by a valuation allowance of $1,200.

COUNTRY Capital made tax payments of $105,960 and $86,645 during 2008 and 2007, respectively, and received refunds of $418,603 in 2008.

Supplementary Information

COUNTRY Capital Management Company

Schedule I – Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1

December 31, 2008

Aggregate indebtedness		
Accounts payable and accrued expenses and due to affiliates		$ 577,208
Net capital		
Common stock		500,000
Retained earnings		666,233
Total stockholder's equity		1,166,233
Add:		
Deferred tax liability		4,535
Less:		
Disallowed receivables	$ 95,222	
Securities haircut	57,329	152,551
Net capital		$ 1,018,217
Capital requirements		
Minimum net capital requirement (greater of $5,000 or 6-2/3% of aggregate indebtedness)		$ 38,481
Net capital in excess of requirements		979,736
Net capital as above		$ 1,018,217
Ratio of aggregate indebtedness to net capital		0.57 to 1

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in COUNTRY Capital's Unaudited December 31, 2008, Part IIA FOCUS filing.

COUNTRY Capital Management Company

Schedule II – Statement Relating to Certain Determinations Required Under Rule 15c3-3

December 31, 2008

COUNTRY Capital is exempt under Rule 15c3-3, paragraph (k)(1), of the Securities Exchange Act of 1934, as COUNTRY Capital has limited business activities (mutual funds and variable annuities only).

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5

The Board of Directors
COUNTRY Capital Management Company

In planning and performing our audit of the financial statements of COUNTRY Capital Management Company (COUNTRY Capital) as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of COUNTRY Capital's internal control. Accordingly, we do not express an opinion on the effectiveness of COUNTRY Capital's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by COUNTRY Capital, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because COUNTRY Capital does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by COUNTRY Capital in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons, and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of COUNTRY Capital is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which COUNTRY Capital has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that COUNTRY Capital's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and it is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

Ernst & Young LLP

Chicago, Illinois
February 23, 2009

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

COUNTRY Capital Management Company
Years Ended December 31, 2008 and 2007
With Reports of Independent Registered Public
Accounting Firm